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Exhibit 99.3

Ctrip.com International, Ltd.
Index to unaudited interim condensed
consolidated financial statements

 Ctrip.com International, Ltd.
Unaudited interim condensed consolidated statements of income/(loss) and comprehensive loss for the three-month periods ended March 31, 2014 and 2015

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015	Three-month period ended March 31, 2015

	RMB	RMB	US$
Revenues:
Accommodation reservation	656,662,297	951,779,930	153,537,656
Transportation ticketing	651,065,201	947,907,791	152,913,017
Packaged-tour	259,220,548	395,912,244	63,867,115
Corporate travel	70,956,329	92,713,417	14,956,189
Others	35,268,438	54,989,178	8,870,653

Total revenues	1,673,172,813	2,443,302,560	394,144,630

Less: business tax and related surcharges	(91,384,691)	(128,526,318)	(20,733,395)

Net revenues	1,581,788,122	2,314,776,242	373,411,235

Cost of revenues	(449,411,887)	(704,606,314)	(113,664,513)

Gross profit	1,132,376,235	1,610,169,928	259,746,722

Operating expenses:
Product development	(440,653,457)	(808,446,542)	(130,415,638)
Sales and marketing	(429,548,555)	(722,504,606)	(116,551,800)
General and administrative	(191,227,092)	(259,486,138)	(41,859,354)
Total operating expenses	(1,061,429,104)	(1,790,437,286)	(288,826,792)

Income/(loss) from operations	70,947,131	(180,267,358)	(29,080,070)

Interest income	92,166,471	62,633,910	10,103,873
Interest expense	(32,998,931)	(53,078,347)	(8,562,405)
Other loss (net)	(14,298,252)	(15,496,474)	(2,499,834)

Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	115,816,419	(186,208,269)	(30,038,436)

Income tax expense	(46,686,845)	(6,289,394)	(1,014,582)
Equity in income of affiliates	19,231,991	9,391,560	1,515,012

Net income/(loss)	88,361,565	(183,106,103)	(29,538,006)
Less: Net loss attributable to non-controlling interests	26,990,188	57,119,422	9,214,296

Net income/(loss) attributable to Ctrip's shareholders	115,351,753	(125,986,681)	(20,323,710)

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015	Three-month period ended March 31, 2015

	RMB	RMB	US$
Net income/(loss)	88,361,565	(183,106,103)	(29,538,006)
Other comprehensive loss:
Foreign currency translation	(110,291,158)	(865,106)	(139,557)
Unrealized securities holding losses, net of tax	(185,462,063)	(118,814,996)	(19,166,800)

Total comprehensive loss	(207,391,656)	(302,786,205)	(48,844,363)

Comprehensive loss attributable to non-controlling interests	(26,990,188)	(57,119,422)	(9,214,296)

Comprehensive loss attributable to Ctrip's shareholders	(180,401,468)	(245,666,783)	(39,630,067)
Earnings/(loss) per ordinary share
—Basic	3.39	(3,58)	(0.58)

—Diluted	3.00	(3,58)	(0.58)

Earnings/(loss) per ADS
—Basic	0.85	(0.90)	(0.15)

—Diluted	0.75	(0.90)	(0.15)

Weighted average ordinary shares outstanding
—Basic shares	33,994,500	35,178,644	35,178,644

—Diluted shares	39,496,370	35,178,644	35,178,644

Share-based compensation included in
Operating expense above is as follows:
Product development	44,381,634	69,471,054	11,206,816
Sales and marketing	12,995,817	17,634,267	2,844,695
General and administrative	64,266,792	71,805,377	11,583,381

The accompanying notes are an integral part of these consolidated financial statements.

 Ctrip.com International, Ltd.
Unaudited interim condensed consolidated balance sheets as of December 31, 2014 and March 31, 2015

	December 31, 2014	March 31, 2015	March 31, 2015

	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	5,300,887,799	4,311,369,022	695,494,277
Restricted cash	836,394,951	865,772,402	139,663,236
Short-term investment	6,438,854,587	6,842,571,354	1,103,818,576
Accounts receivable, net	1,826,765,949	2,210,788,815	356,636,363
Due from related parties	10,568,937	12,730,274	2,053,601
Prepayments and other current assets	2,469,707,335	2,303,000,378	371,511,595
Deferred tax assets, current	193,503,366	255,928,867	41,285,508

Total current assets	17,076,682,924	16,802,161,112	2,710,463,156

Long-term deposits and prepayments	306,661,011	310,789,896	50,135,489
Long-term loan receivable	192,871,939	195,065,148	82,790,854
Long-term receivables due from related parties	510,039,284	513,220,507	31,467,196
Land use rights	104,568,868	103,785,228	16,742,253
Property, equipment and software	5,220,626,461	5,257,015,252	848,042,467
Investments	5,318,756,447	5,203,328,079	839,381,849
Goodwill	1,892,507,708	2,560,115,471	412,988,461
Intangible assets	668,202,371	998,373,386	161,053,942

Total assets	31,290,917,013	31,943,854,079	5,153,065,667

	December 31, 2014	March 31, 2015	March 31, 2015

	RMB	RMB	US$
Liabilities
Current liabilities:
Short-term debts	3,560,488,641	3,115,803,370	502,630,000
Accounts payables	2,304,111,525	3,517,158,340	567,375,115
Due to related parties	17,049,103	20,233,714	3,264,029
Salary and welfare payables	525,157,105	519,344,190	83,778,705
Taxes payables	339,452,319	429,769,608	69,328,861
Advances from customers	3,937,477,522	3,375,465,619	544,517,764
Accrued liability for customer reward program	430,852,908	498,639,966	80,438,775
Other payables and accruals	1,600,113,658	1,615,424,019	260,594,290

Total current liabilities	12,714,702,781	13,091,838,826	2,111,927,539

Deferred tax liabilities, non-current	132,506,644	201,661,814	32,531,346
Long-term Debts	8,065,980,000	8,058,700,000	1,300,000,000

Total liabilities	20,913,189,425	21,352,200,640	3,444,458,885

Commitments and contingencies (Note 11)
Shareholders' equity
Share capital (US$0.01 par value; 100,000,000 shares authorized, 35,146,982 and 35,509,956 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively.)	3,085,272	3,107,849	501,347
Additional paid-in capital	4,828,021,816	5,073,415,053	818,424,754
Statutory reserves	134,098,747	134,098,747	21,632,319
Accumulated other comprehensive income	443,579,376	323,899,274	52,250,246
Retained earnings	5,726,024,997	5,600,038,316	903,377,693
Less: Treasury stock (3,323,262 shares as of December 31, 2014 and March 31, 2015, respectively)	(1,605,630,913)	(1,605,630,913)	(259,014,504)

Total Ctrip's shareholders' equity	9,529,179,295	9,528,928,326	1,537,171,855

Non-controlling interests	848,548,293	1,062,725,113	171,434,927

Total shareholders' equity	10,377,727,588	10,591,653,439	1,708,606,782

Total liabilities and shareholders' equity	31,290,917,013	31,943,854,079	5,153,065,667

The accompanying notes are an integral part of these consolidated financial statements.

 Ctrip.com International, Ltd.
Unaudited interim condensed consolidated statements of shareholders' equity for the three-month periods ended March 31, 2014 and 2015

	Ordinary shares (US$0.01 par value)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Treasury stock— shares	Treasury stock	Total Ctrip's shareholders' equity	Non- controlling interests	Total shareholders' equity

		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2013	33,828,251	3,033,490	4,088,484,766	118,449,230	372,634,580	5,498,934,733	3,777,087	(1,551,141,268)	8,530,395,531	199,690,428	8,730,085,959
Issuance of common stock pursuant to share incentive plan	314,240	19,289	39,624,226	—	—	—		—	39,643,515	—	39,643,515
Share-based compensation	—	—	121,644,243	—	—	—		—	121,644,243	—	121,644,243
Repurchasing common stock	(87,382)	—	—	—		—	87,382	(103,710,403)	(103,710,403)	—	(103,710,403)
Foreign currency translation adjustments	—	—	—	—	(110,291,158)	—	—	—	(110,291,158)	—	(110,291,158)
Unrealized securities holding losses	—	—	—	—	(185,462,063)	—	—	—	(185,462,063)	—	(185,462,063)
Net income/(loss)	—	—	—	—	—	115,351,753	—	—	115,351,753	(26,990,188)	88,361,565
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	134,009,200	134,009,200
Acquisition of additional stake in subsidiaries	29,864	299	42,798,238	—	—	—	—	—	42,798,537	(44,268,537)	(1,470,000)

Balance as of March 31, 2014	34,084,973	3,053,078	4,292,551,473	118,449,230	76,881,359	5,614,286,486	3,864,469	(1,654,851,671)	8,450,369,955	262,440,903	8,712,810,858

Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	3,323,262	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588
Issuance of common stock pursuant to share incentive plan	362,974	22,577	73,181,580	—	—	—	—	—	73,204,157	—	73,204,157
Share-based compensation	—	—	158,910,698	—	—	—	—	—	158,910,698	—	158,910,698
Foreign currency translation adjustments	—	—	—	—	(865,106)	—		—	(865,106)	—	(865,106)
Unrealized securities holding losses	—	—	—	—	(118,814,996)	—		—	(118,814,996)	—	(118,814,996)
Net income/(loss)	—	—	—	—	—	(125,986,681)		—	(125,986,681)	(57,119,422)	(183,106,103)
Acquisition of a subsidiary	—	—	—	—	—	—		—	—	285,814,359	285,814,359
Acquisition of additional stake in subsidiaries	—	—	13,300,959	—	—	—		—	13,300,959	(14,518,117)	(1,217,158)

Balance as of March 31, 2015	35,509,956	3,107,849	5,073,415,053	134,098,747	323,899,274	5,600,038,316	3,323,262	(1,605,630,913)	9,528,928,326	1,062,725,113	10,591,653,439

The accompanying notes are an integral part of these consolidated financial statements.

 Ctrip.com International, Ltd.
Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended
March 31, 2014 and 2015

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015	Three-month period ended March 31, 2015

	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	88,361,565	(183,106,103)	(29,538,006)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Share-based compensation	121,644,243	158,910,698	25,634,892
Equity in income of affiliates	(19,231,991)	(9,391,560)	(1,515,012)
Loss from disposal of property, equipment and software	654,410	1,472,346	237,513
Provision for doubtful accounts	964,752	12,100,631	1,952,030
Depreciation of property, equipment and software	33,079,986	50,629,763	8,167,408
Amortization of intangible assets and land use rights	2,846,093	12,168,733	1,963,016
Deferred income tax benefit	(8,789,297)	(64,889,114)	(10,467,674)
Changes in current assets and liabilities net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions:
Increase in accounts receivable	(61,686,339)	(382,093,647)	(61,637,949)
Increase in due from related parties	(304,560,351)	(5,342,560)	(861,842)
Decrease in prepayments and other current assets	133,371,812	281,661,420	45,436,590
Increase/(Decrease) in long-term deposits	5,022,012	(6,450,583)	(1,040,584)
Increase in accounts payable	446,820,445	1,213,478,094	195,753,846
Increase in due to related parties	1,328,042	3,273,987	528,148
Decrease in salary and welfare payable	(11,630,894)	(7,596,791)	(1,225,487)
Increase in taxes payable	69,735,917	89,705,883	14,471,025
Decrease in advances from customers	(366,040,514)	(559,470,928)	(90,251,803)
Increase in accrued liability for customer reward program	41,687,821	67,787,058	10,935,160
Increase in other payables and accruals	17,951,694	53,905,603	8,695,853

Net cash provided by operating activities	191,529,406	726,752,930	117,237,124

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015	Three-month period ended March 31, 2015

	RMB	RMB	US$
Cash flows from investing activities:
Purchase of property, equipment and software	(58,681,497)	(214,215,472)	(34,556,456)
Cash paid for long-term investments	(3,000,000)	—	—
Cash paid for acquisition, net of cash acquired	(126,666,133)	(617,190,339)	(99,562,888)
Purchase of intangible assets	(9,000,000)	—	—
Decrease/(Increase) in restricted cash	4,496,438	(30,638,076)	(4,942,422)
Increase in short-term investment	(231,211,614)	(404,858,583)	(65,310,305)
Net cash used in investing activities	(424,062,806)	(1,266,902,470)	(204,372,071)

Cash flows from financing activities:
Proceeds from/ (repayment of) short-term bank loans	155,410,000	(425,100,400)	(68,575,641)
Proceeds from exercise of share options	(22,013,001)	(10,466,612)	(1,688,436)
Repurchase of common stock	(103,710,403)	—	—
Cash paid to non-controlling investors	—	(1,071,726)	(172,887)
Net cash (used in) provided by financing activities	29,686,596	(436,638,738)	(70,436,964)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,769,926)	(12,730,499)	(2,053,638)
Net increase (decrease) in cash and cash equivalents	(207,616,730)	(989,518,777)	(159,625,549)
Cash and cash equivalents, beginning of period	7,138,344,814	5,300,887,799	855,119,826

Cash and cash equivalents, end of period	6,930,728,084	4,311,369,022	695,494,277

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	54,876,090	26,592,222	4,289,760
Cash paid for interest, net of amounts capitalized	5,893,138	18,990,076	3,063,410
Supplemental schedule of non-cash investing and financing activities
Non-cash consideration paid for business acquisitions and investments	—	(13,300,959)	(2,145,662)
Accruals related to purchase of property, equipment and software	(80,564,424)	(135,158,304)	(21,803,243)
Unpaid cash consideration for business acquisitions	(33,777,402)	(395,902,555)	(63,865,552)

The accompanying notes are an integral part of these consolidated financial statements.

 Ctrip.com International, Ltd.
Notes to the unaudited interim condensed consolidated financial statements

        (Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1.     Organization and nature of operations

        The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the "Company"), its subsidiaries, VIEs and VIEs' subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the "Group".

        The Group is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged-tour, corporate travel management services, as well as, to a much lesser extent, Internet-related advertising and other related services.

2.     Principal accounting policies

Basis of presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

        In the opinion of the Company's management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company's interim condensed consolidated financial statements for the three months ended March 31 2014 and March 31, 2015. The year-end condensed balance sheet as of December 31, 2014 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

        These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014, previously filed with the Securities and Exchange Commission ("SEC").

Consolidation

        The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries. All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        The Company has adopted the guidance codified in Accounting Standard Codification 810, Consolidations ("ASC 810") on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs' subsidiaries are consolidated into the Company's financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

        The following is a summary of the Company's major VIEs and VIEs' subsidiaries:

Name of VIE and VIEs' subsidiaries	Date of establishment/acquisition

Shanghai Ctrip Commerce Co., Ltd. ("Shanghai Ctrip Commerce")	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. ("Beijing Ctrip")	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. ("Guangzhou Ctrip")	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. ("Shanghai Ctrip" formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. ("Shenzhen Ctrip")	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. ("Ctrip Insurance")	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. ("Shanghai Huacheng" formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. ("Chengdu Ctrip")	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. ("Chengdu Ctrip International")	Established on November 4, 2008

        For the three-month periods ended March 31, 2014 and 2015, the Company would be considered the primary beneficiary of a VIE or VIEs' subsidiary and consolidated the VIE or VIEs' subsidiary if the Company had variable interests, that will absorb the entity's expected losses, receive the entity's expected residual returns, or both.

Major variable interest entities and their subsidiaries

        As of March 31, 2015, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs' subsidiaries as stated in above. These VIEs and VIEs' subsidiaries are used solely to facilitate the Group's participation in Internet content provision, advertising business, travel agency and air-ticketing services in the People's Republic of China ("PRC") where foreign ownership is restricted.

        Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of March 31, 2015.

        Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and

Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of March 31, 2015.

        Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of March 31, 2015.

        Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, a senior officer of the Company control 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,000,000 as of March 31, 2015.

        Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of March 31, 2015.

        Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. ("Ctrip Computer Technology") hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of March 31, 2015.

        Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of March 31, 2015.

        Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB11,500,000 as of March 31, 2015.

        Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of March 31, 2015.

        The capital injected by senior officers or senior officer's family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs' subsidiaries.

        As of March 31, 2015, the Company has various agreements with its consolidated VIEs and VIEs' subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

Details of certain key agreements with the VIEs are as follows:

        Powers of Attorney:    Each of the shareholders of our affiliated Chinese entities signed an irrevocable power of attorney to appoint Ctrip Computer Technology (Shanghai) Co., Ltd. or another wholly owned subsidiary of ours, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of our affiliated Chinese entities. Each power of attorney will remain effective during the existence of the applicable affiliated Chinese entity. The Power of Attorney shall remain effective as long as the applicable affiliated Chinese entity exists, and the shareholders of our affiliated Chinese entities are not entitled to terminate or amend the terms of the Power of Attorneys without prior written consent from us.

        Amended and Restated Technical Consulting and Services Agreement:    Ctrip Computer Technology, Ctrip Travel Network and Ctrip Travel Information provide our affiliated Chinese entities with technical consulting and related services and staff training and information services. We also maintain their network platforms. In consideration for our services, our affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For the three-month period ended March 31, 2015, our affiliated Chinese entities paid Ctrip Computer Technology and Ctrip Travel Network a quarterly fee based on the number of air tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB10 (US$2) to RMB21 (US$3) per ticket and from RMB22 (US$4) to RMB84 (US$14) per person per tour. Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of our affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our affiliated Chinese entities in the form of service fees. The services fees paid by all of our affiliated Chinese entities as a percentage of their total net income were 121.6% and 187.4% for the three-month periods ended March 31, 2014 and 2015. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable affiliate Chinese entity.

        Amended and Restated Share Pledge Agreements:    The shareholders of our affiliated Chinese entities have pledged their respective equity interests in our affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by our affiliated Chinese entities of the technical and consulting services fees to us under the amended and restated technical consulting and services agreements, repayment of the business loan under the amended and restated business loan agreements and performance of obligations under the amended and restated exclusive option agreements, each agreement as described herein. In the event any of our affiliated Chinese entity breaches any of its obligations or any shareholder of our affiliated Chinese entities breaches his/her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These amended and restated share pledge agreements came into effect on the day when the respective pledgors became shareholders of our affiliated Chinese entities, and shall expire two years after the pledgor and the affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

        Amended and Restated Business Loan Arrangements:    Under the amended and restated business loan agreements we entered into with the shareholders of our affiliated Chinese entities, we extended long-term business loans to these shareholders of our affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of our affiliated Chinese entities.

These loan amounts were injected into the affiliated Chinese entities as capitals and cannot be accessed for any personal uses. The amended and restated business loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of our affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our affiliated Chinese entities, as described in the following paragraph, and the amended and restated business loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

        Amended and Restated Exclusive Option Agreements:    As consideration for our entering into the amended and restated business loan agreements described above, each of the shareholders of our affiliated Chinese entities has granted us an exclusive, irrevocable option to purchase, or designate one or more person(s) at our discretion to purchase, all of their equity interests in our affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of our affiliated Chinese entities pursuant to the amended and restated business loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable affiliate Chinese entity.

        The affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of the affiliated Chinese entities without the Company's prior written consent. They also agree to accept the Company's guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

        In addition, the Company also enters into amended and restated technical consulting and services agreements with its majority or wholly owned subsidiaries of the affiliated Chinese entities, such as Chengdu Ctrip and Chengdu Ctrip International, and these subsidiaries pay the Company service fees based on the level of services provided. The existence of such amended and restated technical consulting and services agreements provides the Company with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities to us in exchange for the services provided, and this is in addition to the Company's existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the affiliated Chinese entities (for instance, the affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by the Company through the contractual arrangements described above).

        Risks in relation to contractual arrangements between the Company's PRC subsidiaries and its affiliated Chinese entities:

        The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company's annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management's knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

        There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company's belief and the opinion of its PRC legal counsel. On January 19, 2015, the Ministry of Commerce of the PRC, or (the "MOFCOM") released for public comments a proposed PRC law (the "Draft FIE Law") which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises (or "FIEs") and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership on equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company's VIE arrangements, and as a result the Company's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the contractual arrangements establishing the Company's VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company's business operations, and have a severe adverse impact on the Company's cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company's ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Summary financial information of the Group's VIEs in the consolidated financial statements

        Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB1,329 million as of March 31, 2015. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

        Summary financial information of the VIEs, which represents unaudited interim condensed consolidated financial information of the VIEs and their respective subsidiaries included in the accompanying unaudited interim condensed consolidated financial statements, is as follows:

	As of December 31, 2014	As of March 31, 2015

	RMB	RMB
Total assets	13,495,852,174	14,975,437,269
Less: Inter-company receivables	(1,424,351,080)	(4,137,588,761)

Total assets excluding inter-company	12,071,501,094	10,837,848,508

Total liabilities	12,509,239,945	13,592,890,827
Less: Inter-company payables	(6,133,068,354)	(6,292,702,462)

Total liabilities excluding inter-company	6,376,171,591	7,300,188,365

        As of December 31, 2014 and March 31, 2015, the VIEs' assets mainly consisted of short-term investment (December 31, 2014: RMB3.1 billion, March 31, 2015: RMB2.8 billion), accounts receivables (December 31, 2014: RMB1.4 billion, March 31, 2015: RMB1.8 billion), prepayments and other current assets (December 31, 2014: RMB2.0 billion, March 31, 2015: RMB1.8 billion), investments (non-current) (December 31, 2014: RMB1.6 billion, March 31, 2015: RMB1.6 billion) and cash and cash equivalent (December 31, 2014: RMB2.6 billion, March 31, 2015: RMB1.5 billion). The inter-company receivables of RMB1.4 billion and RMB4.1 billion as of December 31, 2014 and March 31, 2015 mainly represented the cash paid by a VIE to one of the Company's WFOEs for treasury cash management purpose.

        As of December 31, 2014 and March 31, 2015, the VIEs' liabilities mainly consisted of advance from customers (December 31, 2014: RMB3.5 billion, March 31, 2015: RMB3.2 billion), accounts payable (December 31, 2014: RMB1.8 billion, March 31, 2015: RMB3.0 billion), other payables and accruals (December 31, 2014: RMB588 million, March 31, 2015: RMB646 million), salary and welfare payable (December 31, 2014: RMB195 million, March 31, 2015: RMB155 million) and taxes payable (December 31, 2014: RMB45 million, March 31, 2015: RMB43 million). The inter-company payables as of December 31, 2014 and March 31, 2015 were RMB6.1 billion and RMB6.3 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited ("Ctrip HK"), one of the Company's wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs' subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries' perspectives.

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
Net revenues	974,911,730	1,451,037,906
Cost of revenues	276,704,520	504,028,443
Net loss	(43,906,332)	(137,600,414)

        As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 63% of the Company's total revenues in three-month period ended March 31, 2015. The air-ticketing and packaged-tour revenues continued to increase, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

        The VIEs' net loss before the deduction of the inter-company consulting fee charges were RMB44 million and RMB138 million for the three-month periods ended March 31, 2014 and 2015, respectively.

        The amount of service fees paid by all the VIEs as a percentage of the VIEs' total net income were 121.6% and 187.4% for the three-month periods ended March 31, 2014 and 2015, respectively.

        The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs' actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs' subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB286 million from Chengdu Ctrip and Chengdu Ctrip International during the years ended December 31 2012, primarily for tax planning purpose. In 2013, Chengdu Ctrip and Chengdu Ctrip International started to pay service fee to WFOEs, and the retained earnings of 2013 and 2014 have been transferred to the WFOEs, respectively. For remaining undistributed retained earnings, tax planning strategies are in place to support their enterprise income tax free treatment.

        Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

        The Group's reporting currency is RMB. The Company's functional currency is US$. The Company's operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

        Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People's Bank of China (the "PBOC"), the Hong Kong Association of Banks (the "HKAB") or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel, a Taiwan subsidiary respectively. Gains and losses resulting from foreign currency transactions are included in the unaudited interim condensed consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.

        Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB functional currency are included in foreign currency translation adjustments, which is a separate component of shareholders' equity on the unaudited interim condensed consolidated financial statements.

        Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.199 on March 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2015, or at any other rate.

Cash and cash equivalents

        Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

        Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group's restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.

Short-term investment

        Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the unaudited interim condensed consolidated statements of income and comprehensive income.

Long term loan receivable

        Long-term loan receivables are recorded at cost and compounded accrued interests as we do not intend to sell the security, or it is more likely than not that the company will not be required to sell the security before full recovery of our cost. The Company evaluates the qualitative criteria to determine whether we expect to recover our cost.

Land use rights

        Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

Property, equipment and software

        Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20-30 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3-5 years
Furniture and fixtures	3-5 years
Software	3-5 years

        Construction in progress is stated at cost. Construction in progress mainly refers to costs associated with the purchase of building in Shanghai Sky SOHO and construction of information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

Investments

        The Company investments include cost method investments, equity method investments and available-for-sale investments in certain publicly traded companies and privately-held companies.

        Cost method is used for investments over which the Company does not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. In October 2013, the Company contributed cash in return for 5% equity shares in Zhong An Online Property Insurance Co., Ltd. ("Zhong An Online"). In December 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited ("Keystone"), which in 2013 merged with 7 Days Group Holdings Limited ("7 Days"), a leading economy hotel chain based in China. Cost method of accounting was applied to both transactions due to lack of ability to exercise significant influence (Note 3).

        The Company applies equity method in accounting for our investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. In 2008, the Company acquired equity interest in Homeinns Hotel Group ("Homeinns" formerly Home Inns & Hotels Management Inc.) and on May 21, 2009, the Company started to have the ability to exercise significant influence and meeting requirement to apply equity method of accounting. In 2014, through a series of transactions, the Company culminated 35% share capital of Skyseas Holding International Ltd. ("Skyseas") and provided a loan of US$80 million to Skyseas to finance its purchase of a cruise ship. The Company therefore has the ability to exercise significant influence on Skyseas and applied equity method to account for the investment (Note 3). Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company's interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

        The Company classifies its investments in debt and equity securities into one of three categories and accounts for these as follows: (i) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as "available-for-sale" and reported at fair value through other comprehensive income. The Company has designated its investment in commons shares of China Lodging Group, Limited ("Hanting"), Tuniu Corporation ("Tuniu") and eHi Car Services Limited ("eHi") as available-for-sale equity securities, investment in shares with liquidation preference right of Tongcheng Network Technology Share Co., Ltd. ("LY.com") and a travel agency focusing on teenager market as available-for-sale equity securities and its investments in convertible redeemable preferred shares ("Preferred Share") of Easy Go Inc. ("Easy Go"), Dining Secretary China Limited ("Dining Secretary"), Happy City Holdings Limited ("Happy City") and a big-data advertisement company as available-for-sale debt securities in accordance with Accounting Standard Codification ("ASC") 320-10, respectively (Note 3). Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as accumulated other comprehensive income (loss), net of tax. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

        The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

        Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from customers, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2014 and March 31, 2015, carrying values of these financial instruments except for short-term investments and available-for-sale investments approximated their fair values because of their generally short maturities, and the carrying value of the long-term debts also approximates their fair value, as they bear interest at rates determined based on prevailing interest rates in the market. The Company reports short-term investments and available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income.

        The Company does not have any financial liabilities which must be measured at fair value on a recurring basis.

        We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

        Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

        Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

        Level 3 includes unobservable inputs that reflect the management's assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

        U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. From January 1, 2009, the Group adopted ASC 805, "Business combinations". Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited interim condensed consolidated statements of income and comprehensive income.

        The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Acquisitions

        In August, 2013, the Company completed the transaction to acquire controlling shares of a B2B hotel reservation company. The purchase consideration is approximately RMB47 million (US$8 million). The financial results of the acquired entity have been included in the Company's consolidated financial statements since the acquisition date. In February, 2014, Ctrip acquired the remaining share capital of this B2B hotel reservation company at a consideration of approximately RMB44 million (US$7 million). The purchase of the remaining non-controlling interests initiated by the Company was treated as an equity transaction. The difference between the book value of the remaining non-controlling interests and the cash consideration was recorded as additional paid in capital. Upon completion of this share purchase, Ctrip holds 100% of the share capital of the B2B hotel reservation company.

        In January, 2014, the Company completed the transaction to acquire a controlling interest of an online trip package service provider. The purchase consideration is RMB139 million (US$23 million). The results of the acquired entity's operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows.

RMB

Net assets	13,176,760
Identifiable intangible assets—trademark and domain	61,564,134
Deferred tax liabilities	(9,234,620)
Non-controlling interests	(134,009,200)
Goodwill	207,981,890

Total purchase consideration	139,478,964

        In January, 2015, the Company completed the acquisition of Travelfusion by purchasing a controlling interest. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions. The purchase consideration is RMB721 million (GBP 76 million). The results of the acquired entity's operations have been included in the consolidated financial statements of the Company since the acquisition date. As of March 31, 2015, the total unpaid cash consideration was RMB 89 million and will be paid in 2015. On the acquisition date, the preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows.

RMB

Net assets	58,986,754
Identifiable intangible assets—trademark and domain	344,256,108
Deferred tax liabilities	(72,293,783)
Non-controlling interests	(275,995,802)
Goodwill	665,582,763

Total purchase consideration	720,536,040

Goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries and consolidated VIEs.

        Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

        Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated. There was no goodwill impairment indicator identified during the three-month periods ended March 31, 2014 and 2015.

        Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology patent and a cross-border travel agency license as of December 31, 2014 and March 31, 2015. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2014 and March 31, 2015. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

        The Company reviews intangible assets with indefinite lives annually for impairment.

        No impairment on other intangible assets was recognized for the three-month periods ended March 31, 2014 and 2015.

Impairment of long-lived assets

        Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Group recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

        No impairment of long-lived assets was recognized for the three-month periods ended March 31, 2014 and 2015.

Accrued liability for customer reward program

        The Group's customers participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2014, and March 31, 2015, the Group's accrued liability for its customer reward program amounted to

RMB431 million and RMB499 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB82 million and RMB131 million for the three-month periods ended March 31, 2014 and 2015.

Deferred revenue

        In 2011, the Group launched a coupon program, through which the Group provides coupons for customers who book selected hotels online through website. Customers who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. Customers may redeem the amount of credits in their virtual cash account in cash, voucher, or mobile phone credit. In accordance with ASC 605-50 "Revenue Recognition: Customer Payments and Incentives", the Group accounts for the estimated cost of future usage of coupons as contra-revenue or sales and marketing expenses in the unaudited interim condensed consolidated statements.

Revenue recognition

        The Group conducts its principal businesses in Great China Area primarily through Ctrip Computer Technology (Shanghai) Co., Ltd. ("Ctrip Computer Technology"), Ctrip Travel Information Technology (Shanghai) Co., Ltd. ("Ctrip Travel Information"), Ctrip Travel Network Technology (Shanghai) Co., Ltd. ("Ctrip Travel Network"), Ctrip Information Technology (Nantong) Co., Ltd. ("Ctrip Information Technology"), ezTravel and Wing On Travel. Some of the operations of Ctrip Computer Technology and Ctrip Travel Network are conducted through a series of services and other agreements with the VIEs and VIE subsidiaries.

        Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and the VIEs are subject to business tax and related surcharges on the provision of taxable services in the PRC, which include hotel reservation and ticketing services provided to customers. In the statements of income and comprehensive income, business tax and related surcharges are deducted from revenues to arrive at net revenues.

        The Group presents revenues on a net basis generally. Revenues are recognized at gross amounts received from customers in cases where the Group undertakes the majority of the business risks and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the three-month periods ended March 31, 2014 and 2015.

        In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to carry out a pilot program of tax reform. Effective January 1, 2012, selected entities within modern service industries will switch from a business tax payer to a value-added tax ("VAT") payer. In May 2013, the Ministry of Finance released Circular Caishui [2013] No. 37 to extend the tax reform nationwide. Effective August 1, 2013, entities within transportation service and selected modern service industries will switch from a business tax payer to a VAT payer.

Accommodation reservation services

        The Group receives commissions from travel suppliers for hotel room reservations through the Group's transaction and service platform. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where customers have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Transportation ticketing services

        Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group's transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled airline ticket reservations is minimal in the past.

Packaged-tour

        The Group receives referral fees from travel product providers for packaged-tour products and services through the Group's transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

        Shanghai Ctrip, Beijing Ctrip, Guangzhou Ctrip, Shenzhen Ctrip and Wing On Travel conduct domestic and cross-border travel tour services. Revenues, mainly referral fees, are recognized as commissions on a net basis after the services are rendered.

Corporate travel

        Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered, e.g. air tickets are issued, hotel stays or packaged-tour are completed, and collections are reasonably assured.

Other businesses

        Other businesses comprise primarily of online advertising services, the sale of Property Management System ("PMS"), and related maintenance service.

        Shanghai Ctrip Commerce receives advertising revenues, which principally represent the sale of banners or sponsorship on the website from customers. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

        Beijing JointWisdom Information Technology Co., Ltd. ("JointWisdom" formerly China Software Hotel Information System Co., Ltd.) conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of revenues

        Cost of revenues consists primarily of payroll compensation of customer service center personnel, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group's transaction and service platform which are directly attributable to the rendering of the Group's travel related services and other businesses.

Product development

        Product development expenses include expenses incurred by the Group to develop the Group's travel supplier networks as well as to maintain, monitor and manage the Group's transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 "Website development costs" and ASC 350-40 "Software—internal use software" respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

        Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company's sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB160 million and RMB367 million for the three-month periods ended March 31, 2014 and 2015, respectively, are charged to the statements of income as incurred.

Share-based compensation

        Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used simplified method to estimate its expected life. Expected dividend yield is determined in view of the Company's historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

        ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

        According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

        According to ASC 718, the Company classifies options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

Share incentive plans

        On November 5, 2004, the Company's board of directors adopted a 2005 Employee's Stock Option Plan ("2005 Option Plan"). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company's 2003 Option Plan. As of December 31, 2014 and March 31, 2015, 386,310 and 331,861 options were outstanding under the 2005 Option Plan respectively.

        On October 17, 2007, the Company adopted a 2007 Share Incentive Plan ("2007 Incentive Plan"), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based awards (including Incentive Share Options and Restricted Share Units ("RSU")), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. RSUs granted under 2007 Incentive Plan have a restricted period for 4 years. As of December 31, 2014 and March 31, 2015, 4,585,868 and 4,446,654 options and 1,058,608 and 828,316 RSUs were outstanding under the 2007 Incentive Plan.

Option modification

        In January 2012, the compensation committee passed a resolution to replace all options that previously granted under the 2007 incentive plan but with exercise price above $120.00 per ordinary share, with maximum of 518,017 restricted share units (RSU) of the Company based on the conversion ratio at 4:1 ("the Replacement"). The total options modified approximate 1.9 million and the Company incurred no incremental cost for such modification.

        As of March 31, 2015, there was US$115 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB22,013,001 and RMB10,466,612 for the three month period ended March 31, 2014 and 2015, respectively.

        The Company granted 387,759 and 0 RSUs to employees with 4 year requisite service period for the three-month periods ended March 31, 2014 and 2015, respectively. In additional, pursuant to the Replacement mentioned above, another 475,343 RSUs replaced the 1,901,372 options initially granted under the 2007 incentive plan.

        Total share-based compensation cost for the RSUs amounted to US$6.5 million and US$11.4 million for the three-month periods ended March 31, 2014 and 2015, respectively. As of March 31, 2015, there was US$118 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income on a straight-line basis over the lease periods.

Taxation

        Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

        Effective January 1, 2007, the Company adopted ASC 740, "Income Taxes". It clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

        As of December 31, 2014 and March 31, 2015, the Company did not record any liability for uncertain tax positions. The Company's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For the three-month periods ended March 31, 2014 and 2015, the Company did not have any interest and penalties associated with tax positions.

Other income (net)

        Other income primarily consists of financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authority were recorded as other income in the unaudited interim condensed consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authority. Financial subsidies are recognized as other income when received. Components of other loss for the three-month periods ended March 31, 2014 and 2015 were as follows:

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
Financial subsidies	2,262,861	2,136,612
Bank charges	(5,205,067)	(12,528,960)
Foreign exchange losses	(16,496,145)	(22,465,668)
Reimbursement from the depository	—	11,582,882
Others	5,140,099	5,778,660

Total	(14,298,252)	(15,496,474)

Dividends

        Dividends are recognized when declared.

        PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company's PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB1.9 billion as of March 31, 2015.

        As a result of the aforementioned PRC regulation and the Company's organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2014 and March 31, 2015 were RMB5.0 billion and RMB5.1 billion, respectively. The Company's PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

        Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

        On June 13, 2012, the Company announced that the board of the Company has approved dividend distribution of US$300 million from its PRC subsidiaries to fund a new share repurchase program whereby Ctrip may purchase its own American depositary shares ("ADSs"). This dividend distribution was a one-time event out of the Company's normal business course, and withholding tax is recorded only for such transaction accordingly.

Earnings per share

        In accordance with "Computation of Earnings Per Share", basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

Treasury stock

        On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors approved another US$100 million share repurchase plan. On June 13, 2012, our board of directors approved a US$300 million share repurchase plan. And on April 3, 2014, our board of directors approved a US$600 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

        Treasury stock consists of ADS repurchased by the Group under these three plans. In October 2013, US$45.5 million convertible senior notes issued in 2012 was early converted and 588,219 shares of repurchased treasury stock were delivered to bond holders. As of March 31, 2015, the Company had 3,323,262 shares treasury stock at total cost of US$259 million. Treasury stock is accounted for under the cost method.

Segment reporting

        The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the unaudited interim condensed consolidated financial statements.

        The Company primarily generates its revenues from customers in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

        In April 2014, the FASB issued ASU 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Company's consolidated financial statements, because the Company does not have discontinued operations or disposals of components of an Entity.

        In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In February 2015, the FASB issued the ASU 2015-02, "Amendments to the Consolidation Analysis". The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In April 2015, the FASB issued the ASU 2015-05, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) Customer's Accounting for Fees Paid in a Cloud Computing Arrangement". The Board issued the amendments in this Update as part of its Simplification Initiative. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of the financial statements. Existing GAAP does not include explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer's accounting for service contracts. In addition, the guidance in this Update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the Board decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

Certain risks and concentration

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2014 and March 31, 2015, substantially all of the Company's cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

        No individual customer accounted for more than 10% of net revenues for the three-month periods ended March 31, 2014 and 2015. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2014 and March 31, 2015.

3.     Investments

        The Company's long-term investments consisting of cost method investments, equity method investments and available-for-sale securities as of December 31, 2014 and March 31, 2015 were as follows:

	December 31, 2014	March 31, 2015

	RMB	RMB
Available-for-sale securities
LY.com (available-for-sale)	1,547,844,523	1,547,844,523
Hanting (available-for-sale)	898,828,511	673,171,240
Easy Go (available-for-sale)	627,905,501	627,338,781
eHi (available-for-sale)	535,024,052	626,906,731
Tuniu (available-for-sale)	216,690,294	226,958,630
A travel agency focusing on teenager market (available-for-sale)	81,000,000	81,000,000
A big-data advertisement company (available-for-sale)	62,046,000	61,990,000
Happy City (available-for-sale)	35,422,062	35,388,461
Dining Secretary (available-for-sale)	29,046,000	28,990,000
Equity method investments
Homeinns (equity method)	902,964,928	917,106,816
Skyseas (equity method)	161,828,826	156,905,630
Cost method investments
Keystone (cost method)	158,217,350	158,074,550
Zhong An Online (cost method)	50,000,000	50,000,000
Others	11,938,400	11,652,717

Total net book value	5,318,756,447	5,203,328,079

LY.com

        In April, 2014, the Company purchased a minority stake of LY.com, a leading local attraction ticket service provider, with a cash consideration of approximately RMB1.4 billion. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of LY.com's common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value.

Hanting

        On March 31, 2010, the Company purchased newly issued 7,202,482 shares from Hanting in a private placement. On the same day, the Company purchased an aggregate of 11,646,964 shares of Hanting from the then shareholders. In addition, on March 31, 2010, the Company purchased 800,000 ADSs representing 3,200,000 shares of Hanting in its initial public offering ("IPO"). All transactions were made at a purchase price of US$12.25 per ADS, or US$3.0625 per share, which is the then IPO price. The total purchase cost is US$67.5 million (approximately RMB461 million). Upon the closing of the transactions described above, the Company holds an aggregate of 22,049,446 shares of Hanting (including 3,200,000 shares represented by ADSs), representing approximately 9% of Hanting's total outstanding shares as of March 31, 2010. The Company has one out of seven seats in Hanting.

        Given the level of investment, the Company applies ASC-320-25 to account for its investment in Hanting. The Company classified the investment as "available for sale" as the Company does not have the ability to exercise significant influence and measured the fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        The closing price of Hanting as of March 31, 2015 is US$19.70 per ADS. As of March 31, 2015, the Company recorded the investment in Hanting at a fair value of RMB673 million (approximately US$109 million), with RMB255million increase in fair value of the investment credited to other comprehensive income.

Easy Go

        In December 2013 and August 2014, the Company completed the transactions to acquire equity stake of Easy Go by subscribing its Series B and Series C convertible preferred shares with a total consideration of US$53 million.

        The Company recorded this investment as an available-for-sale debt since the preferred shares purchased by the Company are redeemable at the option of the Company and are not in substance of common stocks. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of March 31, 2015, the Company recorded the investment in Easy Go at a fair value of RMB627 million (approximately US$101 million). There is no significant change in fair value of the investment from the initial investment day to March 31, 2015.

eHi

        In December 2013 and April 2014, the Company completed the transactions to acquire equity stake of eHi, one of the largest car rental companies in China, by subscribing its Series E and Series E Plus convertible preferred shares with a total consideration of approximately US$107 million. In November 2014, with the consummation of eHi's initial public offering, the convertible preferred shares held by the Company were converted into common share of eHi. In November, 2014, the Company purchased US$10 million additional common shares at its IPO price. Upon the closing of the transactions described above, the Company held an aggregate equity interest of approximately 18.5% of eHi's total outstanding share as of December 31, 2014 and March 31, 2015. The Company has one out of seven seats in eHi.

        The Company continued to record this investment as an available-for-sale debt security since the Company does not have the ability to exercise significant influence. The available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        The closing price of eHi as of March 31, 2015 is US$9.57 per ADS. As of March 31, 2015, the Company recorded the investment in eHi at a fair value of RMB627 million (approximately US$101 million), with RMB99 million increase in fair value of the investment credited to other comprehensive income.

Tuniu

        In May, 2014, the Company purchased 1,666,667 ADSs representing 5,000,000 shares of Tuniu upon its IPO. The transaction was made at a purchase price of US$9 per ADS, or US$3 per share, which is the then IPO price. The total purchase cost is US$15 million (RMB93 million). In addition, in December, 2014, the Company purchased 3,731,034 newly issued class A ordinary shares of Tuniu at a purchase price of US$12 per ADS, or US$4 per share. Upon the closing of the transactions described above, the Company held an aggregate equity interest approximately 4.6% of Tuniu's total outstanding shares as of December 31, 2014 and March 31, 2014. The Company has one out of nine seats in Tuniu.

        Given the level of investment, the Company applies ASC-320-25 to account for its investment in Tuniu. The Company classified the investment as "available for sale" and measured the fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

        The closing price of Tuniu as of March 31, 2015 is US$12.58 per ADS. As of March 31, 2015, the Company recorded the investment in Tuniu at a fair value of RMB227 million (US$37 million), with RMB41 million increase in fair value of the investment credited to other comprehensive income.

A travel agency focusing on teenager market

        In August, 2014, the Company completed the transactions to acquire a minority stake of a travel agency focusing on teenager market, with a cash consideration of RMB81 million. According to the purchase and shareholders agreement, the Company has the substantive liquidation preference right which allows the Company to receive a priority in the liquidation assets allocation over the other shareholders under the liquidation events. With such liquidation preference, the investment is not considered to be in substance of the acquired entity's common stock. Therefore, the Company recorded this investment as an available-for-sale equity security and subsequently measured at its fair value. There is no significant change in fair value of the investment from the initial investment day to March 31, 2015.

A big-data advertisement company

        In August 2014, the Company completed the transactions to acquire a minority stake of Seris B preferred shares of a big-data advertisement company with a total consideration of US$10 million.

        The Company recorded this investment as an available-for-sale debt since the Company does not have the ability to exercise significant influence and the preferred shares purchased by the Company are redeemable at the option of the Company. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to March 31, 2015.

Happy City

        In June 2013, the Company entered into agreements to acquire a minority stake of the Series A preferred shares in Happy City, a privately owned mobile application software company, with total consideration of US$6 million. Happy City is engaged in development and operation of a mobile application for hotel searching and booking.

        The Company recorded this investment as an available-for-sale debt security since the preferred shares purchased by the Company are redeemable at the option of the Company and are not common stocks in substance. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. There is no significant change in fair value of the investment from the initial investment day to March 31, 2015.

Dining Secretary

        In November 2010, the Company completed the transactions to acquire a minority stake of Dining Secretary's Series B convertible preferred shares with total consideration of US$10 million. Dining Secretary is a provider of free online and offline restaurant reservations for diners.

        The Company recorded this investment as an available-for-sale debt security. Subsequent to initial recognition, the available-for-sale debt security is measured at fair value at every period end (Note 4). Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. In 2014, the Company recorded an other than temporary investment impairment of RMB33 million in Dining Secretary based on the difference of its fair value and cost with the previously recognized unrealized loss in other comprehensive income with amount of RMB4 million reversed.

Homeinns

        The Company purchased ADSs of Homeinns from time to time through the open market and in a private placement transaction. As of March 31, 2015, the Company held an aggregate equity interest of approximately 15.1% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Homeinns.

        The Company calculated equity in income or losses of investment in Homeinns on one quarter lag basis, as allowed, as the financial statements of Homeinns were not available within a sufficient time period.

        On October 1, 2011, Homeinns completed a transaction to acquire 100% equity interest in a business, pursuant to which Homeinns issued additional ordinary shares as part of the total consideration. As a result, the Company's equity interest in Homeinns effectively decreased from 17.5% to 15.1%. In accordance with ASC 323-10-40-1, the Company accounts for a share issuance by an investee as if the investor had sold a proportionate share of its investment. The issuance price per share of the newly issued capital by the investee is higher than the Company's average per share carrying amount, thus the Company recognized the non-cash gain of RMB39.3 million for the period ended December 31, 2012 as a result of the equity dilution impact. The Company picks up equity calculation of Homeinns on a quarter lag basis, as the Company is not able to timely obtain all necessary financial information from Homeinns to perform the equity investment reconciliations between the Company and Homeinns.

        The carrying amount and unrealized securities holding profit for investment in Homeinns as of December 31, 2014 and March 31, 2015 were as follows:

	December 31, 2014	March 31, 2015

	RMB	RMB
Investment cost
Balance at beginning of year	554,626,285	568,679,251
Foreign currency translation	14,052,966	(416,662)

Total investment cost	568,679,251	568,262,589

Value booked under equity method
Share of cumulative profit	357,085,613	372,616,040
Amortization of identifiable intangible assets, net of tax	(22,799,936)	(23,771,813)

Total booked value under equity method.	334,285,677	348,844,227

Net book value	902,964,928	917,106,816

        The financial information of Homeinns as of September 30, 2014 and December 31, 2014 is as follows:

	September 30, 2014	December 31, 2014

	RMB ('000)	RMB ('000)
Current assets	1,230,755	1,407,227
Non-current assets	8,030,078	7,987,469
Current liabilities	1,751,016	2,785,217
Non-current liabilities	2,546,507	1,538,340
Retained earnings	1,568,795	1,604,246
Non-controlling interest	15,188	16,106

        The financial information of Homeinns for the three-month period ended December 31, 2013 and 2014 is as follows:

	Three-month period ended December 31, 2013	Three-month period ended December 31, 2014

	RMB ('000)	RMB ('000)
Total revenues	1,609,683	1,635,303
Net Revenues	1,511,193	1,534,980
Income from operations	105,519	102,488
Net income	12,612	85,489
Net (loss)/income attributable to Homeinns Group's shareholders	12,853	84,571

        The closing price of Homeinns as of March 31, 2015 is US$23.67 per ADS, the aggregate market value of the Company's investment in Homeinns is approximately RMB1.1 billion (US$170 million).

Skyseas

        In September 2014, the Company made a US$52.5 million investment in a 70% equity stake of Skyeas, a cruise company, which targets to provide Chinese customers the world-class and tailor-made cruise products. The Company also provided a loan with amount of US$160 million to Skyseas at the interest rate of 3% per annum. Concurrently, Skyseas purchased a cruise ship from Royal Caribbean Cruises Ltd. ("RCL") with amount of US$220 million. Thus the Company obtained the control over Skyseas and its financial results were consolidated with the Company's consolidated financial statements on its incorporation.

        In November 2014, the Company entered into a share transfer agreement with RCL to transfer 35% share capital of Skyseas to RCL for US$26.3 million, representing the Company's original cost for the investment. RCL also provided US$80 million loan to Skyseas from the US$160 million provided by the Company. After the transaction, the Company and RCL each owns 35% of Skyseas, with the remaining equity interest being owned by Skyseas management and a private equity fund and each provided a loan to Skyseas with amount of US$80 million. The Company has two out of five board seats of Skyseas and is entitled to appoint the senior management, including CEO. The Company lost the ability to control Skyseas after the share transfer. Therefore, the Company has applied equity method to account for the investment since December 2014 due to the Company continues to maintain the ability to exercise the significant influence. There was no gain or loss on the loss of control and deconsolidation though the Company deconsolidated cash of US$19 million in the transactions.

Keystone

        On December 3, 2013, the Company acquired approximately 4% equity shares in Keystone Lodging Holdings Limited ("Keystone"), which in 2013, merged with 7 Days Group Holdings Limited ("7 Days"), a leading economy hotel chain based in China. The total consideration given was RMB155 million (US$25.5 million). The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

Zhong An Online

        In October 2013, the Company entered into agreements to contribute a 5% equity stake in Zhong An Online Property Insurance Co., Ltd, China's first online insurance company. The capital contribution is RMB50 million. The Company applied cost method of accounting to account for the investment due to lack of ability to exercise significant influence.

        Other investments included equity investments in certain privately-held companies.

        As of December 31, 2014 and March 31, 2015, no impairments have been recorded for these investments. As of March 31, 2015, the equity-method investments, on an individual basis or on an aggregated basis by any combination are not significant for the Company.

4.     Fair value measurement

        In accordance with ASC 820-10, the Company measures available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC). Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The estimated fair value of long-term loans approximated the carrying amount as of December 31, 2014 and March 31, 2015, as the interest rates of the long-term loans are considered as approximate the current rate for comparable loans at the respective balance sheet dates.

        Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at March 31, 2015 using
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at March 31, 2015

	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	6,639,782,540	—	6,639,782,540	1,071,105,426
Time deposits	—	202,788,814	—	220,788,814	32,713,150
Available-for-sale investments
LY.com	—	—	1,547,844,523	1,547,844,523	249,692,615
Hanting	673,171,240	—	—	673,171,240	108,593,522
Easy Go	—	—	627,338,781	627,338,781	101,199,997
eHi	626,906,731	—	—	626,906,731	101,130,300
Tuniu	226,958,630	—	—	226,958,630	36,612,136
A travel agency focusing on teenager market	—	—	81,000,000	81,000,000	13,066,624
A big-data advertisement company	—	—	61,990,000	61,990,000	10,000,000
Happy City	—	—	35,388,461	35,388,461	5,708,737
Dining Secretary	—	—	28,990,000	28,990,000	4,676,561

Total	1,527,036,601	6,842,571,354	2,382,551,765	10,752,159,720	1,734,499,068

	Fair value measurement at December 31, 2014 using
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2014

	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	5,990,483,880	—	5,990,483,880	965,490,746
Time deposits	—	448,370,707	—	448,370,707	72,264,240
Available-for-sale investments
LY.com	—	—	1,547,844,523	1,547,844,523	249,467,254
Hanting	898,828,511	—	—	898,828,511	144,864,860
Easy Go	—	—	627,905,501	627,905,501	101,199,997
eHi	535,024,052	—	—	535,024,052	86,230,225
Tuniu	216,690,294	—	—	216,690,294	34,924,136
A travel agency focusing on teenager market	—	—	81,000,000	81,000,000	13,054,830
A big-data advertisement company	—	—	62,046,000	62,046,000	10,000,000
Happy City	—	—	35,422,062	35,422,062	5,709,000
Dining Secretary	—	—	29,046,000	29,046,000	4,681,365

Total	1,650,542,857	6,438,854,587	2,383,264,086	10,472,661,530	1,687,886,653

The roll forward of Level 3 LY.com's investment is as following:

Amount

RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	1,547,844,523
Investment in common share of LY.com	—
Transfer in and/or out of Level 3	—
The change in fair value of the investment in LY.com	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2015	1,547,844,523

Fair value of available-for-sale investment (Level 3) as at March 31, 2015 (US$)	249,692,615

        The significant unobservable inputs used in the valuation are as following:

Valuation technique	Unobservable input	Parameter value

Discounted cash flow	Weighted average cost of capital ("WACC")	19%
	Terminal growth rate	3%
	Lack of marketability discount ("LoMD")	28%
Option pricing model	Time to liquidation	3 years
	Risk-free rate	3.43%
	Expected volatility	50.89%
	Probability	Liquidation scenario: 20% IPO scenario: 80%
	Dividend yield	Nil

The roll forward of Level 3 Easy Go's investment is as following:

Amount

RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	143,904,165
Investment in Series C Preferred Shares of Easy Go	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	3,344,200
The change in fair value of the investment in Easy Go	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2014	147,248,365

Fair value of available-for-sale (Level 3) investment as at December 31, 2014	627,905,501
Investment in Series C Preferred Shares of Easy Go	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(566,720)
The change in fair value of the investment in Easy Go	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2015	627,338,781

Fair value of available-for-sale investment (Level 3) as at March 31, 2015 (US$)	101,199,997

        The fair value of the investment in Easy Go is determined by the investment in Series C Preferred Shares of Easy Go which was close to period end.

        The roll forward of Level 3 travel agency focusing on teenager market's investment is as following:

Amount

RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	81,000,000
Investment in equity interest of a travel agency focusing on teenager market	—
Transfer in and/or out of Level 3	—
The change in fair value of the investment in a travel agency focusing on teenager market	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2015	81,000,000

Fair value of available-for-sale investment (Level 3) as at March 31, 2015 (US$)	13,066,624

        The fair value of the investment in the travel agency focusing on teenager market's is determined by the investment in this travel agency focusing on teenager market's which was close to period end.

        The roll forward of Level 3 big-data service company in digital advertising's investment is as following:

Amount

RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2014	62,046,000
Investment in Series B Preferred Shares of a big-data advertisement company	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(56,000)
The change in fair value of the investment in a big-data advertisement company	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2015	61,990,000

Fair value of available-for-sale investment (Level 3) as at March 31, 2015 (US$)	10,000,000

        The fair value of the investment in the big-data service company is determined by the investment in this big-data service company which was close to period end.

The roll forward of Level 3 Happy City's investment is as following:

Amount

RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	37,358,327
Investment in Series A Preferred Shares of Happy City	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	582,600
The change in fair value of the investment in Happy City	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2014	37,940,927

Fair value of available-for-sale (Level 3) investment as at December 31, 2014	35,422,061
Investment in Series A Preferred Shares of Happy City	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(33,600)
The change in fair value of the investment in Happy City	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2015	35,388,461

Fair value of available-for-sale investment (Level 3) as at March 31, 2015 (US$)	5,708,737

        The significant unobservable inputs used in the valuation are as following:

Valuation technique	Unobservable input	Parameter value

Discounted cash flow	Weighted average cost of capital ("WACC")	27.67%
	Terminal growth rate	3%
	Lack of marketability discount ("LoMD")	25%
Option pricing model	Time to liquidation	2.67 years
	Risk-free rate	1.567%
	Expected volatility	45.4%
	Probability	Liquidation scenario: 50% Redemption scenario: 50%
	Dividend yield	Nil

The roll forward of Level 3 Dining Secretary's investment is as following:

Amount

RMB
Fair value of available-for-sale (Level 3) investment as at December 31, 2013	56,242,365
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	1,627,000
The change in fair value of the investment in Dining Secretary	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2014	57,869,365

Fair value of available-for-sale (Level 3) investment as at December 31, 2014	29,046,000
Investment in Series B Preferred Shares of Dining Secretary	—
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(56,000)
The change in fair value of the investment in Dining Secretary	—

Fair value of available-for-sale (Level 3) investment as at March 31, 2015	28,990,000

Fair value of available-for-sale investment (Level 3) as at March 31, 2015 (US$)	4,676,561

        The significant unobservable inputs used in the valuation are as following:

Valuation technique	Unobservable input	Parameter value

Discounted cash flow	Weighted average cost of capital ("WACC")	27.94%
	Terminal growth rate	3%
	Lack of marketability discount ("LoMD")	25%
Option pricing model	Time to liquidation	3.01 years
	Risk-free rate	4.13%
	Expected volatility	41.4%
	Probability	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%
	Dividend yield	Nil

        The Company determined the fair value of their investment by using an income approach concluding on the overall investee's equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The determination of the fair value was assisted by an independent appraisal, based on estimates, judgments and information of other comparable public companies.

5.     Short-term debts

	As of December 31, 2014	As of March 31, 2015

	RMB	RMB
Short-term borrowings	3,132,061,011	2,687,762,420
2017 Convertible Senior Notes (Note 8)	428,427,630	428,040,950

Total	3,560,488,641	3,115,803,370

        As of March 31, 2015, the Group obtained four borrowings of RMB849 million (US$136.9 million) in aggregate collateralized by a bank deposit of RMB1.0 billion classified as short-term investment at one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.2% to 2.5%. The Company is in compliance with the loan covenant at March 31, 2015.

        As of March 31, 2015, the Group obtained six borrowings of RMB1.5 billion (US$237.9 million) in aggregate collateralized by bank deposits of RMB380 million and RMB480 million classified as restricted cash and short-term investment provided by one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately from 2.3% to 3.0%. The Company is in compliance with the loan covenant at March 31, 2015.

        As of March 31, 2015, the Group obtained one borrowings of RMB365 million (US$58.8 million) in aggregate collateralized by a bank deposit of RMB75 million classified as short-term investment at one of the Company's wholly-owned subsidiaries. The annual interest rate of borrowings is approximately 2.0%. The Company is in compliance with the loan covenant at March 31, 2015.

6.     Related party transactions

        During the three-month periods ended March 31, 2014 and 2015, significant related party transactions were as follows:

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
Commissions from Homeinns(a)	6,331,037	7,852,111
Commissions from Hanting(a)	4,891,340	2,571,256
Shareholders' loan and interest to Skyseas(c)	—	499,557,877
Entrusted loan and interest to a technology company focusing on hotel customer reviews(b)	470,601	—
Commissions to LY.com(d)	—	18,184,184
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited ("Ananda")(e)	11,550,103	4,722,567

(a)
The Company's hotel supplier, Homeinns has two directors in common with the Company. Homeinns closed the acquisition of Motel 168 International Holdings Limited ("Motel 168") on September 30, 2011 and consolidated its financial results thereafter. Commissions from Homeinns presented above include the commissions from Motel 168 starting from October 1, 2011 to March 31, 2015. Another hotel supplier, Hanting, has a director in common with the Company and a director who is a family member of one of our officers. Homeinns and Hanting have entered into agreements with us, respectively, to provide hotel rooms for our customers. Commissions from Homeinns and Hanting for the three-month periods ended March 31, 2014 and 2015 are presented as above.

(b)
In September 2013, the Company entered into agreements with a technology company focusing on hotel customer reviews to provide entrusted loan of RMB13 million. The entrusted loan has a one-year maturity period. The balance of entrusted loan together with the interest for the year ended March 31, 2014 is presented as above.

(c)
As of March 31, 2015, the Company provided shareholder's loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The balance of the loan together with the interest for the year ended March 31, 2015 is presented as above.

(d)
In April, 2014, the Company purchased a minority stake of LY.com. The Company has entered into agreements to provide hotel rooms to LY.com. Commissions to LY.com starting from April, 2014 to March 31, 2015 are presented as above.

(e)
The Company's tour package supplier, Ananda is an associate of Wing On Travel, a subsidiary of the Company. Tour package purchase from Ananda for the three-month periods ended March 31, 2014 and 2015 is presented as above.

        As of December 31, 2014 and March 31, 2015, significant balances with related parties were as follows:

	December 31, 2014	March 31, 2015

	RMB	RMB
Due from related parties, current:
Due from Hanting	6,402,931	7,007,274
Due from Homeinns	4,166,006	5,723,000

	10,568,937	12,730,274

Due from related parties, non-current:
Due from Skyseas	505,955,950	509,137,173
Due from Hanting	4,083,334	4,083,334

	510,039,284	513,220,507

Due to related parties, current:
Due to LY.com	10,250,334	14,316,307
Due to Ananda	5,798,769	4,917,407
Due to Hanting	1,000,000	1,000,000

	17,049,103	20,233,714

        The amounts due from and due to related parties as of December 31, 2014 and March 31, 2015 primarily resulted from the transactions disclosed above and revenue received and expenses paid on behalf of each other. They are not collateralized and have normal business payment terms.

7.     Taxation

Cayman Islands

        Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The Company's subsidiaries registered in the Hong Kong are subject to Hong Kong Profits Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Taiwan

        The Company's consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

China

        The Company's subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

        In 2007, the National People's Congress passed new PRC CIT Law and Detailed Implementation Rules of China CIT Law. The CIT laws were effective on January 1, 2008. The CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments will continue to be granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a high and new technology enterprise. In December 2008, the Company's subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network and JointWisdom obtained approval for the High New Tech Enterprises status. The applicable tax rate for High New Tech Enterprise is 15%, which was effective retroactively as of January 1, 2008. The High New Tech Enterprises qualification has a three-year effective period which expired on December 31, 2010. These four entities reapplied for the qualification in 2011 and 2014, and obtained approval from government authority. The High New Tech Enterprises qualification will expired on December 31, 2016.

        In 2002, China's State Administration of Taxation passed an implementation for the preferential tax treatment in China's Western Region. Enterprises falling within the Catalog of Encouraged Industries in the Western Region ("Old Catalog") enjoyed a preferential income tax rate of 15% from 2001 to 2010. In 2011, Chengdu Ctrip and Chengdu Ctrip International obtained approval to use the 15% tax rate for 2010 income tax. The qualification has an effective period which expired on December 31, 2010. The Company applied 25% rate for CIT filling in 2011. In 2012, China's State Administration of Taxation extended the period to 2020. In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% tax rate for 2011 tax filing with an effective period from 2012 to 2015. In 2013, Chengdu Information Technology Co., Ltd. ("Chengdu Information") obtained approval from local tax authorities to apply the 15% tax rate for 2012 tax filing with an effective period from 2013 to 2016. In 2014, a new Catalog of Encouraged Industries in the Western Region ("New Catalog") has been released. Under the "New Catalog", the Company may apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities.

        In 2013, in accordance with CIT Law, the applicable CIT rates are 25%, except for aforementioned four subsidiaries qualified for High New Tech Enterprises, Chengdu Ctrip, Chengdu Ctrip International and Chengdu Information.

        Pursuant to the CIT Law and Circular Caishui [2008] No.1 issued by Ministry of Finance of China on February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a foreign invested enterprise ("FIE") to its immediate holding company outside mainland China would be subject to withholding taxes. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between Mainland China and the jurisdiction of the foreign holding company and other supplementary guidance/requirements stipulated by State Administration of Taxation ("SAT") and tax treaty are met and proper procedures have been gone through. The Company's subsidiaries, Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, and Ctrip Information Technology are considered FIEs and are directly held by our subsidiaries in Hong Kong. According to double tax arrangement between Mainland and Hong Kong Special Administrative Region, dividends payable by an FIE in mainland China to the company in Hong Kong will be subject to 5% withholding tax, subject to approval of the tax authority. All of these foreign invested enterprises will be subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

Composition of income tax expense

        The current and deferred portion of income tax expense included in the unaudited interim condensed consolidated statements of income for the three-month periods ended March 31, 2014 and 2015 were as follows:

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
Current income tax expense	55,476,142	71,178,508
Deferred tax benefit	(8,789,297)	(64,889,114)

Income tax expense	46,686,845	6,289,394

        Income tax expense was RMB6million (US$1 million) in the three months ended March 31, 2015, a decrease of 87% from RMB47 million in the same period in 2014, mainly as a result of the non-deductible share based compensation expenses. The effective income tax rate in the three months ended March 31, 2015 was –3%, as compared to 40% in the same period in 2014.

        As of December 31, 2014 and March 31, 2015, valuation allowance of RMB183 million and RMB202 million was provided for operating loss carry forwards related to certain subsidiaries based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

        As of March 31, 2015, the Group had net operating tax loss carry forwards amounted to RMB1.0 billion which will expire from 2016 to 2019 if not used.

        The provisions for income taxes for the three-month periods ended March 31, 2014 and 2015 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company's subsidiaries and VIEs in the PRC.

        The following table sets forth the effect of preferential tax on China operations:

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
Tax holiday effect	26,334,949	17,102,617
Basic net income per ADS effect	0.19	0.12
Diluted net income per ADS effect	0.17	0.12

8.     Long-term debt

	As of December 31, 2014	As of March 31, 2015

	RMB	RMB
2017 Convertible Senior Notes	—	—
2018 Convertible Senior Notes	4,963,680,000	4,959,200,000
Priceline Convertible Notes	3,102,300,000	3,099,500,000

Total	8,065,980,000	8,058,700,000

Description of 2017 Convertible Senior Notes

        On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the "Notes") at par. The Notes may be

converted, under certain circumstances, based on an initial conversion rate of 51.7116 American depository shares ("ADS") per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$19.34 per ADS).

        The net proceeds to the Company from the issuance of the Notes were US$175 million. The Company pays cash interest at an annual rate of 0.5% on the Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the first put date of the Notes (September 15, 2015).

        The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$26.37 per ADS. Each of these components is discussed separately below:

Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$19.34 per ADS. The Purchased Call Option will be settled by the counterparty in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

        The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company's ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2014, the warrants had not been exercised and remained outstanding.

Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of March 31, 2015, RMB428 million (US$69 million) is reclassified as short-term debt to present the Notes may be redeemed within one year (Note 5).

        The key terms of the Notes are as follows:

Redemption

Contingent redemption option

        The Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

Non-contingent redemption option

        On or after September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

Conversion

        The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

Early conversion of 2017 Convertible Senior Notes

        The Company offered the public tranche of the 2017 Notes holders to convert their Notes early, through an inducement. The inducement we offered included the original term's ratio for ADS conversion plus a cash incentive of 1.5%-2.0%. As a result of the inducement, in 2013, US$45.5 million of the notes was tendered, or 2.35 million ADS at the initial conversion rate of 51.7116 ADS per note. In 2014, US$61.6 million of the notes was tendered, or 3.4 million ADS at the initial conversion rate of 51.7116 ADS per note. These conversions did not materially impact the current shares outstanding.

Early termination of Call Option

        The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of a call option we entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

        The balance of 2017 Convertible Senior Notes was reclassed to short-term debt as of December 31, 2014 and March 31, 2015, respectively, due to the term of non-contingent redemption option due on September 15, 2015.

Description of 2018 Convertible Senior Notes

        On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior Notes due October 15, 2018 (the "Notes") at par. The Notes may be converted, under certain circumstances, based on an initial conversion rate of 12.7568 American depository shares ("ADS") per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$78.39 per ADS).

        The net proceeds to the Company from the issuance of the Notes were US$780 million. The Company pays cash interest at an annual rate of 1.25% on the Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2014. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the maturity date of the Notes (October 15, 2018).

        The Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the Notes and to increase the initial conversion price to US$96.27 per ADS. Each of these components is discussed separately below:

Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 10.2 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the Notes in full, at a price of US$78.39 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

Sold Warrants

        The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company's ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2014, the warrants had not been exercised and remained outstanding.

Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the Notes is measured by the cash received. As of December 31, 2014 and March 31, 2015, RMB5.0 billion (US$800 million) is accounted as the value of the Notes in long-term debt.

        The key terms of the Notes are as follows:

Redemption

Contingent redemption option

        The Notes are not redeemable prior to the maturity date of October 15, 2018, except as described below. The holders of the Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their Notes on October 15, 2016. The repurchase price will equal 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the Notes at a purchase price equal to 100% of the principal amount of the Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

Non-contingent redemption option

        On or after October 15, 2016 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

Conversion

        The Holders may convert their Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$78.39 per ADS, at any time prior to the maturity date of October 15, 2018. Upon conversion of the Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

        Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the Notes as the set conversion price for the Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2. As of March 31, 2015, the unamortized deferred issuance cost was approximately RMB63 million.

Accounting for Purchased Call Option:

        In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders' equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

Accounting for Issued Warrants:

        The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders' equity. Therefore, the Warrants were initially accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded. As of March 31, 2015, the warrants had not been exercised and remained outstanding.

Description of Priceline Convertible Notes

        On August 7, 2014, the Company issued Convertible Senior Notes (the "Notes") at an aggregate principal amount of US$500 million to the Priceline Group. The Notes are due on August 7, 2019 and bear interest of 1% annually which will be paid semi-annually beginning on August 7, 2014. The Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$81.36 per ADS.

        The Company has accounted for the Notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

        In addition, the Company has granted the Priceline Group permission to acquire the Company's shares in the open market over the next twelve months, so that combined with the shares convertible under the bond, the Priceline Group may hold up to 10% of the Company's outstanding shares. As the potential purchase will be conducted by the market price, there is no accounting implication.

9.     Non-controlling interests

        As of March 31, 2015, the Company's majority-owned subsidiaries and VIEs which are consolidated in the consolidated financial statements but with non-controlling interests recognized mainly include an offline travel agency, Travelfusion, a technology company focusing on hotel customer reviews, an online trip package service provider, Tujia and ezTravel.

        Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company's subsidiaries. The balance is summarized as follows:

	As of December 31, 2014	As of March 31, 2015

	RMB	RMB
An offline travel agency	367,705,496	365,529,978
Travelfusion	—	278,372,063
A technology company focusing on hotel customer reviews	125,442,240	123,348,687
An online trip package service provider	136,890,011	134,073,424
Tujia	130,343,575	79,111,370
ezTravel	22,769,589	23,047,761
Others	65,397,382	59,241,827

	848,548,293	1,062,725,110

        In October 2012, February 2013 and June 2014, a subsidiary of the Company, Tujia, entered into a series of agreements with C-Travel, a wholly owned subsidiary of the Company, and other institutional investors to issue 70,380,000 Series A redeemable convertible preferred shares ("Series A preferred shares") with total consideration of US$14.6 million, 33,333,333 Series B redeemable convertible preferred shares ("Series B preferred shares") with total consideration of US$36.7 million and 30,465,080 Series C redeemable convertible preferred shares ("Series C preferred shares") with total consideration of US$75 million, respectively. All of the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares issued by Tujia are collectively referred to as the "Preferred Shares". The Company assessed it has the right to consolidate Tujia after the issuance of Series A, B and C redeemable convertible preferred shares.

        In December, 2014, the Company completed the transaction to acquire the equity stake and held majority voting power of an offline travel agency.

        In November, 2014, the Company completed the transaction to acquire controlling shares of a technology company focusing on hotel customer reviews.

        In January, 2014, the Company completed the transaction to acquire controlling shares of an online trip package service provider.

        In January, 2015, the Company completed the transaction to acquire controlling shares of Travelfusion.

        The shares of the above mentioned companies held by investors other than Ctrip are recorded as non-controlling interests.

10.   Earnings per share

        Basic earnings per share and diluted earnings per share were calculated as follows:

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
Numerator:
Net income/(loss) attributable to Ctrip's shareholders	115,351,753	(125,986,681)
Eliminate the dilutive effect of interest expense of convertible bond	3,094,391	—

Numerator for diluted earnings/(losses) per share	118,446,144	(125,986,681)
Denominator:
Denominator for basic earnings per ordinary share
—weighted average ordinary shares outstanding	33,994,500	35,178,644
Dilutive effect of share options	3,023,979	—
Dilutive effect of convertible bond	1,738,804	—
Dilutive effect of convertible bond sold warrants	739,087	—

Denominator for diluted earnings per ordinary share	39,496,370	35,178,644

Basic earnings/(losses) per ordinary share	3.39	(3.58)

Diluted earnings/(losses) per ordinary share	3.00	(3.58)

Basic earnings/(losses) per ADS	0.85	(0.90)

Diluted earnings/(losses) per ADS	0.75	(0.90)

        The 2018 convertible senior notes and the Priceline convertible notes were not included in the computation of diluted EPS because the inclusion of such instrument would be anti-dilutive.

        For the three-month periods ended March 31, 2014 and 2015, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	Three-month period ended March 31, 2014	Three-month period ended March 31, 2015

	RMB	RMB
2017 convertible senior notes	—	892,672
2018 convertible senior notes	—	2,551,346
Priceline convertible notes	—	1,536,338
Outstanding weighted average stock options	148,490	389,598
Sold Warrants	2,803,726	2,535,509

	2,952,216	7,905,463

11.   Commitments and contingencies

Operating lease commitments

        The Company has entered into leasing arrangements relating to office premises that are classified as operating leases as of March 31, 2015. Future minimum lease payments for non-cancelable operating leases are as follows:

Office premises

RMB
less than 1 year	212,121,320
1-2 years	141,017,582
2-3 years	91,829,394
3-4 years	51,714,437
4-5 years	29,346,350
Thereafter	6,116,769

532,145,852

        Rental expense amounted to RMB30 million and RMB48 million for the three-month periods ended March 31, 2014 and 2015, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

        As of March 31, 2015, the Company had outstanding capital commitments totaling RMB62 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

        In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of March 31, 2015, the amount under these guarantee arrangements was approximately RMB884 million.

        Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

        The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

        The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company's business operations. In the opinion of the Company's PRC legal counsel, the current ownership structures and the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company's PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

12.   Subsequent events

        In May 2015, the Company completed an investment in eLong, Inc. ("eLong") through acquiring eLong shares from certain selling shareholders, including Expedia, Inc., together with several other investors. The Company acquired a 37.6% equity stake in eLong for a total purchase price of approximately $400 million paid.

        Also in May 2015, the Company issued an additional $250 million convertible bond to the Priceline Group and has granted permission to the Priceline Group, the permission will last until May 2016, to increase its ownership in the Company through open market purchase so that, when combined with the shares issuable upon conversion of the new bond and the $500 million convertible bond previously issued in August 2014, the Priceline Group may hold up to 15% of the Company's outstanding shares. The convertible bond is due in May 2020 and bear interest of 1% annually. The Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$104 per ADS.

        In June 2015, the company, together with the its co-founder and chief executive officer Mr. James Jianzhang Liang, its co-founder and independent director Mr. Neil Nanpeng Shen and a group of other buyers, delivered a non-binding proposal letter to Homeinns which proposes to acquire all of its outstanding ordinary shares not already owned by these buyers for a cash consideration of US$32.81 per ADS. Homeinns has formed a special committee to evaluate the proposed transaction, and no decision has been made as to whether to accept the proposal as of the date of these financial statements.

QuickLinks

  Exhibit 99.3
Ctrip.com International, Ltd. Index to unaudited interim condensed consolidated financial statements
Ctrip.com International, Ltd. Unaudited interim condensed consolidated statements of income/(loss) and comprehensive loss for the three-month periods ended March 31, 2014 and 2015
Ctrip.com International, Ltd. Unaudited interim condensed consolidated balance sheets as of December 31, 2014 and March 31, 2015
Ctrip.com International, Ltd. Unaudited interim condensed consolidated statements of shareholders' equity for the three-month periods ended March 31, 2014 and 2015
Ctrip.com International, Ltd. Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended March 31, 2014 and 2015
Ctrip.com International, Ltd. Notes to the unaudited interim condensed consolidated financial statements